UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46684

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **METRIC FINANCIAL, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

WEWORK C/O METRIC FINANCIAL 725 PONCE DE LEON AVE, NE
(No. and Street)

ATLANTA	GA	30306
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SHARON JONES	404-213-6863	SHARON@METRIC-FINANCIAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPAs
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd # 32	Marietta	GEORGIA	30062
(Address)	(City)	(State)	(Zip Code)

06/29/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, SHARON JONES, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of METRIC FINANCIAL, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALICIA SCHULTZ KING NOTARY My Comm. Expires Aug. 3, 2024 PUBLIC ALABAMA STATE AT LARGE

Signature: Sharon Jones

Title: CFO/FINOP

Alicia Schultz King
Notary Public 4/1/2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, o[r] a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), a[s] applicable.*

METRIC FINANCIAL LLC
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

For the Year Ended
December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

(These financial statements and schedule(s) should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5.)



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Metric Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Metric Financial, LLC as of December 31, 2023, the related statements of operations, changes in member's equity and cash flows for the year end ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Metric Financial, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Metric Financial, LLC 's management. Our responsibility is to express an opinion on Metric Financial, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Metric Financial, LLC's financial statements. The supplemental information is the responsibility of Metric Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2023.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 1, 2024

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

METRIC FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and Cash Equivalents	$	3,981,251
Accounts Receivable		771,617
Prepaid deposits and expenses		2,270
TOTAL ASSETS	$	4,755,138

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable, Accrued Expenses and Other Liabilities	$	2,021,387
Commission Payable		44,602
TOTAL LIABILITIES		2,065,989
MEMBER'S EQUITY		2,689,149
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,755,138

The accompanying notes are an integral part of these financial statements.

METRIC FINANCIAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUE

Managing Dealer Revenue	$	1,407,588
Commission Share		4,569,164
Annuities		71,886
Due Diligence Fee		1,936,351
Professional Services		158,681
Interest Income		38,182
Total Revenue		8,181,852

EXPENSES

Cost of Goods Sold - Commissions	$5,525,726
Payroll Expense	246,939
Professional Service Fees	286,218
Technology, Data and Communications	84,727
Occupancy and Utilities	15,841
Travel, Meals & Entertainment	81,470
Reimbursable Expense	15,000
Insurance	27,464
Other Expenses	43,115
Total Expenses	$ 6,326,500

NET INCOME	$ 1,855,352

The accompanying notes are an integral part of these financial statements.

METRIC FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY FOR
THE YEAR ENDED DECEMBER 31, 2023

BALANCE AT DECEMBER 31, 2022	$ 5,333,797
Distribution	(4,500,000)
Net Income	1,855,352
BALANCE AT DECEMBER 31, 2023	$ 2,689,149

The accompanying notes are an integral part of these financial statements.

METRIC FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 1,855,352
Adjustments to reconcile net income to net cash provided by operating activities	
Accounts receivables	(578,817)
Accounts payable, accrued expenses and other liabilities	1,299,910
CRD Deposit	3,014
Net cash provided by operating activities	2,579,459
Adjustments to reconcile net income to net cash provided by financing Activities	
Distributions	
Net Cash used in financing activities	(4,500,000)
	(4,500,000)
DECREASE IN CASH & CASH EQUIVALENTS	(1,920,541)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,901,792
CASH BALANCE AT END OF YEAR	$3,981,251

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

Metric Financial, LLC. (the Company) is a broker dealer registered with the Securities and Exchange (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides the ability to transact from outside sources in order to distribute investment products and assist in the free flow of securities in the open market. The Company does not hold funds or securities for the accounts of its customers.

2. **Significant Accounting and Reporting Policies Basis of Presentation**

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company is evaluating new accounting standards and will implement as required.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company maintains its cash in bank deposit account(s) which, at times, may exceed federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. On December 31, 2023, the Company had no cash equivalents.

Revenue
The Company has adopted Financial Accounting Standards Board (FASB) Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASC 606) and the FASB's Accounting Standards Update 2016-08, Principal vs. Agent Considerations (ASU 2016-09). The income reported on the Statement of Operations is comprised of the following types of revenue.

Additionally, the guidance requires the Company adhere to the following model: a) identify the

contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenues from fees arising from mergers, acquisitions, and other corporate reorganization transactions are recorded as success fees based on the achievement of performance obligations, agreed upon with the client, such as closing of the transaction.

Managing Dealer Revenue: Managing Broker Dealer revenue is revenue generated from the participation in private placements on a best-efforts basis. Specifically, this means these are private placement transactions in which Metric Financial serves as the Managing Broker Dealer, and works with the issuer to define the terms, structure, and pricing of each offering, prepare the private placement memorandum, subscription documents, and bring in other broker dealers to participate as selling group members in the offering. The terms of the private placement memorandum defines the Company's portion of the revenue for being the managing broker dealer on the offering. Typically, fees are a percentage of the amount invested and recorded based upon the capital commitments obtained as of the closing of a respective placement when all performance obligations to the client have been completed.

Commission Share: Commission Share revenue are commissions derived by our representatives on selling shares of the private placement to investors. Revenues from fees arising from private securities placement in which the Company acts as an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typically, fees are a percentage of the amount invested and are recorded based upon the capital commitments obtained as of the closing of a respective placement when all performance obligations to the client have been completed.

Annuities: This revenue is generated from new variable annuity applications and policies or trailers on existing annuities for our clients. The Company is paid a concession by the variable annuity insurance carrier for each client that invests in a variable annuity, and we receive ongoing trailer fees for the investments that our client is invested in the annuity. Fees are a percentage of the amount purchased and trails are a percentage of net asset value at the end of the quarter and recorded upon payment from the variable annuity insurance company.

Due Diligence Fees: Due Diligence fees are fees that Metric Financial is paid by the Issuer for performing full due diligence reviews of the Issuer and the private placement offering. The fees are a percentage of the amount invested.

Professional Services: These are revenues that are derived from an agreement with an issuer in

which Metric receives a percentage on the money raised in the offering for acting as a strategic adviser.

Accounts Receivable

On December 31, 2023, accounts receivable consisted of current billings that were collected in January 2024. Accounts receivables are stated at the amount management expects to collect from outstanding accounts. Management provides for probable uncollectable accounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Accounts that are unpaid after management has used reasonable collections efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2023, no allowance for uncollectable accounts was deemed necessary. Accounts receivable on December 31, 2022, was $192,800.

Fair Value Measurements

Fair Value - FASB ASC 820, Fair Value Measurement and Application, defines fair value as the price that would be received from sales of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Statement establishes a three-level hierarchy of inputs used to measure fair value.

Level 1) Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2) Inputs other than the quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3) Inputs are unobservable inputs such as management's assumption of the default rate among mortgages of a mortgage-backed security.

The Standards provide guidance on applying fair value to alternative investments, such as hedge and private equity funds. It also enhances disclosure requirements around those types of instruments. Fair value measurements are based not on entry prices, but rather on exit prices - the price that would be received to sell the asset or paid to the transfer of the liability. While entry and exit prices differ conceptually, in many cases, they may be identical and can be considered to represent fair value of the asset or liability at initial recognition.

Income Taxes

The Company is currently a limited liability company that is taxed as a single member LLC under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its members and no liability for income tax is reflected in the accompanying financial statements. The Company adheres to ASC 740-10, Uncertainty in income tax. The

Company evaluates its tax positions to determine if they are more likely than not to be substantial on examination. A tax position includes entities' status and a decision not to file a return. The Company has evaluated its tax positions and determined that it has no uncertain tax positions.

3. Related Parties

Metric Financial, LLC is solely owned by Grella Management, LLC as of April 10, 2023. The Expense Sharing Agreement with the former owner was terminated in 2022 and there is no expense sharing agreement in place between Metric Financial LLC and Grella Management LLC. Grella Management, LLC did not incur any expenses on behalf of Metric Financial, LLC in 2023. There are no other related parties. At December 31, 2023, $6,715 is payable to John E. Grella, owner of Grella Management LLC for commissions included in accounts payable on the accompanying Statement of Financial Condition.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.

On December 31, 2023, the Company had net capital of $1,915,262 which was $1,777,529 in excess of its required minimum net capital of $137,733. The percentage of aggregate indebtedness to net capital was 107.87%.

5. Leases

The Company accounts for its leases in accordance with FASB ASC 842, *Leases.* The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement of the lease.

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term. The Company has recorded $15,841 in lease expenses on a short term operating lease for office space on the December 31, 2023, financial statements.

6. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the year, end of the year, and during the year ended December 31, 2023.

7. Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2023, through the date of the issued financial statements, April 1, 2024. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2023, financial statements.

8. Commitments, Contingencies, and Guarantees

The Company does not have any commitments, contingencies, or guarantees, including arbitration or other litigation claims that may result in a loss or a future obligation.

Supplemental Schedules

METRIC FINANCIAL, LLC

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Act of 1934

December 31, 2023

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$ 2,689,149
LESS:	
Non-allowable assets	
Accounts Receivable and CRD Deposit	(773,887)
NET CAPITAL	$ 1,915,262
Minimum dollar net capital requirement of reporting broker-dealer (greater of minimum net capital requirement of $5,000 or 6 2/3% of aggregate indebtedness)	$ 137,733
EXCESS NET CAPITAL	$ 1,777,529
AGGREGATE INDEBTEDNESS	$ 2,065,989
MINIMUM NET CAPITAL BASED ON AGGREGATE INDEBTEDNESS	$ 137,733
PERCENTAGE OF NET CAPITAL TO AGGREGATE INDEBTEDNESS	107.87%

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2023, as filed on January 24, 2024

METRIC FINANCIAL, LLC

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

December 31, 2023

The company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2023, without exception.

METRIC FINANCIAL, LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

December 31, 2023

The company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 1) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2023, without exception.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Metric Financial LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Metric Financial LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include receiving transaction-based compensation for identifying potential merger and acquisition opportunities, private placement of securities and investment banking for clients.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Metric Financial LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Metric Financial LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 1, 2024

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

METRIC FINANCIAL, LLC.

Exemption Report

Metric Financial LLC (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has no obligation under SEC Rule 15c3-3 because business activities are limited exclusively to private placements of securities and corporate finance services including mergers and acquisitions, recapitalizations, valuations, fairness opinions, and business and strategic advice and the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts, and

(3) The Company had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Sharon Jones, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CCO

January 23, 2024

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Metric Financial, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Metric Financial, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows::

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Metric Financial, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 1, 2024

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683